HighSchoolResponder LLC
Statement of Changes in Members' Deficit
From September 02, 2020 (Inception) to December 31, 2020
(Unaudited)

	Membership Units		Paid-in-Capital	Retained Deficit	Total Members' Deficit
	Units	Amount			
Balance, September 02, 2020 (Inception)	1,000,000	$ -	$ -	$ -	$ -
Net loss				(160,773)	(160,773)
Balance, December 31, 2020	1,000,000	$ -	$ -	$ (160,773)	$ (160,773)